[Neuro-Hitech Letterhead]

January 14, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Neuro-Hitech, Inc. (the “Company”)
Registration Statement on Form S-3
Filed January 2, 2008
File No. 333-148433

Dear Mr. Riedler:

This letter is in response to your letter dated January 7, 2008. We have set forth your comment followed by the Company’s response.

General

1.	Please revise the prospectus to provide a complete description of each private placement transaction for the shares registered.

The prospectus has been revised to include a complete description of each private placement transaction for the shares registered. A marked copy of the registration statement has been provided to you to expedite your review.

Incorporation by Reference, page 21

2.	Please revise this section to specifically list all documents incorporated by reference as required by Item 12(a) of Form S-3.

This section has been revised to include a list of all documents incorporated by reference as required by Item 12(a) of Form S-3. A marked copy of the registration statement has been provided to you to expedite your review.

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Securities and Exchange Commission
January 14, 2008

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our outside counsel, Jeffrey E. Jordan, Esq. of Arent Fox LLP at 202-857-6473.

Sincerely,

/s/ David J. Barrett

David J. Barrett
Chief Financial Officer

cc:	Gary T. Shearman
Jeffrey E. Jordan, Esq.